Babylon Holdings Limited

1 Knightsbridge Green

London, SW1X 7QA

May 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Michael Davis

Re:           Babylon Holdings Limited

Registration Statement on Form F-1

File No. 333-264594

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above referenced Registration Statement on Form F-1 (the “Registration Statement”) of Babylon Holdings Limited (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on May 6, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ryan Maierson at (713) 546-7420 or, in his absence, Julia Thompson at (202) 637-1073.

Thank you for your assistance in this matter.

Very truly yours,

BABYLON HOLDINGS LIMITED

By:	/s/ Charles Steel

Charles Steel
Chief Financial Officer

cc:            Ryan J. Maierson, Latham & Watkins LLP

Julia Thompson, Latham & Watkins LLP